Filed by Oi S.A.

Pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

THE FOLLOWING COMMUNICATION HAS BEEN MADE PUBLIC BY OI S.A. RELATING TO THE (1) THE PROPOSED CAPITAL INCREASE AND RELATED PUBLIC OFFERING OF COMMON SHARES AND PREFERRED SHARES BY OI S.A. (“OI”), (2) THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI, AND (3) THE PROPOSED MERGER (INCORPORAÇÃO) OF PORTUGAL TELECOM SGPS S.A. (“PORTUGAL TELECOM”) WITH AND INTO TMARPART.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Transcript of Video of Interview of Zeinal Bava at the Morgan Stanley Technology, Media and Telecommunications (TMT) Conference, Barcelona, Spain, November 2013.

Exhibit 1

TRANSCRIPT OF VIDEO OF INTERVIEW OF ZEINAL BAVA AT THE

MORGAN STANLEY TECHNOLOGY, MEDIA AND TELECOMMUNICATIONS (TMT)

CONFERENCE, BARCELONA, SPAIN, NOVEMBER 2013

This document is an unofficial transcript of an interview of Zeinal Bava held on November 20, 2013. Due to video quality and other factors, transcripts are not always precise. There is no assurance as to the accuracy, reliability or completeness of this transcript. Any person reading this transcript and relying on it should do so at his or her own risk. Please refer to the important notice at the end of this transcript.

Luis Prota: Hello, this is Luis Prota from the Morgan Stanley telecoms team, and I’m very pleased to have with me Mr. Zeinal Bava, Chief Executive Officer of Oi / PT Portugal.

Thank you very much for coming back to our conference.

Zeinal Bava: Thank you, Luis.

Luis Prota: I would like to start asking you about the capital increase at Oi and the leverage after this capital increase will be, for the new group, like 3.3, 3.4 times, so are you comfortable with that leverage, your midterm targets and what’s the EBITDA trajectory which is embedded in your targets for leverage?

Zeinal Bava: First, we will have less debt than the two companies combined have today because we are doing a capital increase. The second thing is we have ample financial flexibility both at Portugal Telecom and at Oi. We have been able to extend maturities and we have very cost competitive, and we are very cost competitive from a debt standpoint.

We are disposing of assets as well. We are in the process of selling our submarine cables, we are in the process of selling our fixed line towers, we are contemplating selling the mobile towers as well. So all this will add additional financial flexibility, so while our net debt to EBITDA ratio is about 3.2, 3.3 times, of course, this will require that we maintain huge amounts of discipline in cost-cutting and in ensuring that we deploy capital the way it makes business sense. We believe that with this capital structure we can continue to develop our business going forward and live up to, if you like, the demand that we have and that we are seeing for the services that we are offering in that market.

We have three business priorities at Oi. One is to correct our cash flow profile. The second is to consolidate our business model and we want to boost productivity, and the third: we want to continue to grow.

In Portugal, clearly, the focus is to make sure that we can mitigate any pressure on the top line with cost cutting and capex containment.

So, between the two companies, I think we have, if you like, the right business initiatives in place in order to continue to generate cash flow, so we can honor all our applications.

Luis Prota: OK, thank you.

After the capital increase, you will be going through the merger of Oi and Portugal Telecom. To what extent is this merger driven by corporate governance issues and tax and financial synergies rather than the operational synergies, which actually, some of them, look like savings that you could have extracted without a merger. What’s the nature of those synergies?

Zeinal Bava: We signed an industrial alliance in 2010, we completed that alliance in 2011, and over the last six to nine months, I think the comfort levels of the Boards of Portugal Telecom and Oi have gone up substantially in terms of understanding the businesses in Brazil and in Portugal. So, announcing this merger was, if you like, a natural process in terms of the development of this relationship.

We’ve indicated that the synergies are roughly 5.5 billion reais, of which 3.3 billion are operational, 2.2 are financial. The 3.3 billion that are operational, they are very conservative in our view because they are equivalent to about 1% of our capex and our opex. We think we can do that or perhaps more but, at this stage, we prefer to be conservative in order for us to be able to deliver on the upside as opposed to disappointing the market.

Yes, it is true that we’ve been working together for quite some time, but we are still different companies and we are related parties, so the process of actually doing initiatives together is very long, very bureaucratic. So, I think as we bring these two companies together, we will cover a footprint of 260 million pops, we will bring together a technological lead in innovation that Portugal Telecom has with the scale that Oi has in Brazil, and we will certainly, you know, use best practices on both sides of the company to improve the overall performance.

In terms of governance — and that’s great, a very good point — this transaction will simplify hugely the complexity that Oi has today and the relationship of Oi with PT as well. We will be this one listed entity, we will have one class of shares, all the shares will have voting rights, all the shares will have the same dividend, we will have eleven board members and independent board members that will be there to ensure that this company lives up to the highest possible, you know, corporate governance standards. So, what today is very complex will become very simple, and because it will become simpler, it will make it easier for us to, in the future, look at ways in which we can beef up our financial flexibility to continue to invest in the development of our business.

Luis Prota: OK, thank you.

Final word on consolidation in Brazil. Very hot topic. A lot of discussions these days. What’s your view on the potential for in-market consolidation in Brazil? What would be your role? Could you be supportive of consolidation? And if so, what are your chances for funding a theoretical acquisition?

Zeinal Bava: In-market consolidation is always very good because it allows us to correct the profitability of the business. It allows us to perfect the business model, and I think, ultimately, it allows the existing, you know, the companies that do end up surviving in that process to have more ability to invest in the development of their networks and innovation and so on. So, from just a pure industry standpoint, in-market consolidation is always good news for the industry.

As far as we are concerned, we are very focused right now on ensuring that we can get our merger with Portugal Telecom done. It’s a process that will run until the second quarter of next year. As I said earlier, we have a complex structure. That structure will became simpler, and if it became simple than I think it will be easier for us to consider any other option in the future.

With regard to the mobile consolidation in Brazil, independent of what may or may not happen — and of course we’ll keep a watchful eye in terms of what’s happening — we believe that we can grow our market share in mobile on a standalone basis. So we are, at the moment, very focused on ensuring that we can bring to bear the fact that Oi is present in 4,800 municipalities in Brazil and with 2G covers 90% of population, to actually grow our prepaid business. So, notwithstanding all the rumors that are out there about consolidation, I just would like to be clear on one point. We continue to believe that, organically, we can still grow notwithstanding the fact that in-market consolidation would certainly be very useful in the industry.

Luis Prota: That’s clear. Thank you very much Zeinal.

Zeinal Bava: Thank you.

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Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi S.A. (“Oi”), (2) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. or another company identified for this purpose (“CorpCo”) and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares and merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from CorpCo or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to CorpCo, Oi or Portugal Telecom, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures CorpCo, Oi or Portugal Telecom make on related subjects in reports and communications CorpCo, Oi or Portugal Telecom file with the SEC.